Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Second Quarter Fiscal 2012

Financial Results

TORONTO, ON, February 9, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the quarter ended December 31, 2011.

Selected Highlights

During fiscal 2012 and up to the date of this press release, the Company achieved the following significant milestones:

•	On July 15, 2011, Transition announced that ELND005 (AZD-103) Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011;

•	On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease has been published in the peer-reviewed journal, Neurology. The Neurology article is entitled "A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease";

•	On November 22, 2011, Transition Therapeutics announced a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000;

•	On December 12, 2011, Transition announced that the first patient has been dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The recently completed Phase II study was a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 (AZD-103) in approximately 340 patients with mild to moderate Alzheimer's disease. The study evaluated both cognitive and functional endpoints, and each patient's participation lasted approximately 18 months. Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) in mild to moderate patients. The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer’s disease had been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 Phase II data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favourable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment. The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 29, 2011, Elan Corporation plc (“Elan”) provided an update on the development of Alzheimer’s Disease (AD) drug candidate, ELND005. Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 treatment effects at earlier stages of AD and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005’s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 may have applications in additional psychiatric indications such as bipolar disorder. Elan’s goal is to initiate a proof of concept, Phase II study in bipolar disorder following the completion of discussions with therapeutic experts and regulators. Elan indicated that it will continue to seek advice as it advances the ELND005 program in Alzheimer’s disease.

TT-401 / TT-402

On March 3, 2010, Transition announced that it had acquired the rights to a series of pre-clinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development. On December 12, 2011, the Company announced that the first patient was dosed in a Phase I clinical study. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

TT-301 / TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favourable safety profile and therapeutic window for efficacy.

Transition has completed a Phase I clinical study of intravenously administered TT-301. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of TT-301.

The Company is also preparing to perform Phase I studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally. The Company plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Financial Liquidity

The Company’s cash, cash equivalents and short term investments were $22,565,837 at December 31, 2011. On November 22, 2011, the Company issued 3,703,703 common shares at a price of US$1.35 per share for gross proceeds of approximately US $5,000,000. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

For the three-month period ended December 31, 2011, the Company recorded a net loss of $3,790,421 ($0.15 loss per common share) compared to net income of $5,195,827 ($0.22 income per common share) for the three-month period ended December 31, 2010.

Revenue is nil in the three month period ended December 31, 2011 compared to $9,400,485 in the three month period ended December 31, 2010.

At December 31, 2011, in light of the amendments to the Elan agreement, the balance in deferred revenue is nil as all amounts received from Elan have been fully recognized as revenue. Under the terms of the modification to the Elan agreement, the Company will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial. Management is not in a position to estimate when or if that payment will be received.

Research and development expenses increased $32,575 or 2% from $1,930,781 for the three-month period ended December 31, 2010 to $1,963,356 for the three-month period ended December 31, 2011. The increases are primarily due to an increase in pre-clinical and clinical development costs associated with advancing the TT-401/402 compounds. The increase is largely offset by decreased clinical development costs related to ELND005 (AZD-103) and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and decreased salaries and related costs associated with headcount reductions.

General and administrative expenses decreased by $25,602 or 2% from $1,655,780 for the three-month period ended December 31, 2010 to $1,630,178 for the three-month period ended December 31, 2011. The decreases in general and administrative expenses for the three month period ended December 31, 2011 are due to decreases in consulting fees, insurance expense and facility lease costs. These decreases are partially offset by one-time increases in severance and option expenses as well as increased investor relations and business development expenses.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	December 31, 2011	June 30, 2011	July 1, 2010

Assets
Current assets
Cash and cash equivalents	17,559,070	17,422,364	16,570,033
Short term investments	5,006,767	5,038,356	10,507,822
Trade and other receivables	78,498	155,477	125,501
Investment tax credits receivable	483,553	368,624	206,313
Prepaid expenses and deposits	328,715	751,000	549,218
	23,456,603	23,735,821	27,958,887

Non-current assets
Property and equipment	250,928	400,581	605,637
Intangible assets	18,153,438	19,043,086	21,095,002
Total assets	41,860,969	43,179,488	49,659,526

Liabilities
Current liabilities
Trade and other payables	675,017	945,360	2,090,403
Current portion of contingent consideration payable	2,321,373	2,321,373	-
Deferred revenue	-	-	1,299,994
	2,996,390	3,266,733	3,390,397

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958	3,081,500
Leasehold inducement	40,011	45,727	57,160
	4,471,359	4,747,418	6,529,057

Equity attributable to owners of the Company
Share capital	165,334,259	160,498,537	160,498,537
Contributed surplus	12,594,520	11,840,574	4,800,368
Share-based payment reserve	3,208,377	3,179,327	9,228,319
Deficit	(143,747,546)	(137,086,368)	(131,396,755)
	37,389,610	38,432,070	43,130,469

Total liabilities and equity	41,860,969	43,179,488	49,659,526

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the six and three month periods ended December 31, 2011 and 2010

(Unaudited)

In Canadian Dollars	Six month period ended December 31, 2011	Six month period ended December 31, 2010	Three month period ended December 31, 2011	Three month period ended December 31, 2010

Revenues
Licensing fees	-	10,251,394	-	9,400,485
Cost of Sales	-	(1,299,994)	-	(449,085)
Gross Profit	-	8,951,400	-	8,951,400

Expenses
Research and development	4,112,634	3,994,279	1,963,356	1,930,781
Selling, general and administrative expenses	2,824,670	2,912,667	1,630,178	1,655,780
Loss on disposal of property and equipment	118,623	-	38,709	-

Operating income (loss)	(7,055,927)	2,044,454	(3,632,243)	5,364,839

Interest income	80,339	92,200	40,412	51,096
Interest expense	(851)	(441)	(241)	(247)
Foreign exchange gain (loss)	315,261	(86,134)	(198,349)	(19,704)
Change in fair value of contingent consideration payable	-	(388,769)	-	(200,157)
Net income (loss) and comprehensive income (loss) for the period	(6,661,178)	1,661,310	(3,790,421)	5,195,827
Basic and diluted net income (loss) per common share	(0.28)	0.07	(0.15)	0.22

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw-George
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	ngeorge@transitiontherapeutics.com